Exhibit 23.9

Consent of Director Nominee

Athena Technology Acquisition Corp. II

Pursuant to Rule 438 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the Registration Statement on Form S-4 (the “Registration Statement”) of Athena Technology Acquisition Corp. II, the undersigned consents to being named and described as a director nominee in the Registration Statement and any amendment or supplement to any prospectus included in such Registration Statement, any amendment to such Registration Statement or any subsequent Registration Statement filed pursuant to Rule 462(b) under the Securities Act and to the filing or attachment of this consent with such Registration Statement and any amendment or supplement thereto.

The undersigned has executed this consent as of March 24, 2026.

/s/ Otto C. Schwethelm
Name: Otto C. Schwethelm